ANTIGENICS INC.

162 Fifth Avenue, Suite 900

New York, New York 10010

May 6, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Antigenics Inc.— Registration Statement on Form S-3, File No. 333-150326

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Antigenics Inc. hereby respectfully requests that the effective time of the above-captioned Registration Statement be accelerated to May 7, 2008 at 4:30 p.m. or as soon thereafter as practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Per your letter to the Company dated April 29, 2008, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions should be addressed to Paul Kinsella at Ropes & Gray LLP, One International Place, Boston, Massachusetts 02110, telephone (617) 951-7921.

Very truly yours,

ANTIGENICS INC.

By:  /s/    Shalini Sharp

        Shalini Sharp

        Chief Financial Officer